UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☒	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

CENTRAL PLAINS BANCSHARES, INC.
(Name of Registrant as Specified In Its Charter)

STILWELL ACTIVIST INVESTMENTS, L.P. STILWELL ACTIVIST FUND, L.P. STILWELL PARTNERS, L.P. STILWELL VALUE LLC JOSEPH STILWELL
(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

CENTRAL PLAINS BANCSHARES, INC.

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2026 ANNUAL MEETING OF STOCKHOLDERS

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SUPPLEMENT DATED JULY 27, 2026 TO THE PROXY STATEMENT OF

STILWELL ACTIVIST INVESTMENTS, L.P.

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PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TODAY

Dear Fellow Stockholders:

Stilwell (as defined below) is one of the largest stockholders of Central Plains Bancshares, Inc. (the “Company” or “CPBI”), which beneficially owns an aggregate of 406,874 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, representing approximately 9.74% of the Company’s outstanding shares of Common Stock.1 Stilwell is furnishing this Proxy Statement Supplement (the “Proxy Supplement”) and accompanying GREEN proxy card to the holders of the Common Stock in connection with its solicitation of proxies in support of a non-binding business proposal requesting that the Company’s Board of Directors (the “Board”) shall take all necessary and permissible actions to repurchase no less than 10% of the Company’s outstanding shares of Common Stock each and every year in which the Common Stock trades below book value per share, which further entails that the Company have the proper trading plan(s) in place to account for blackout periods (the “Share Repurchase Proposal”) at the Company’s 2026 Annual Meeting of Stockholders scheduled to be held at the branch office of Home Federal Savings and Loan Association of Grand Island located at 3311 W Stolley Park Road, Grand Island, Nebraska on August 25, 2026, at 3:00 p.m., local time (including any adjournments, postponements, continuations or reschedulings thereof, the “Annual Meeting”).

Stilwell filed its Definitive Proxy Statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on July 21, 2026. The Company subsequently filed its Definitive Proxy Statement for the Annual Meeting with the SEC on July 24, 2026. This Proxy Supplement discloses certain information about the Annual Meeting included in the Company’s Definitive Proxy Statement that had not been publicly available at the time we filed our Definitive Proxy Statement. Except as specifically modified or supplemented by the information contained in this Proxy Supplement, all information set forth in our Definitive Proxy Statement remains applicable. All capitalized terms not defined herein shall have the meaning ascribed thereto in our Definitive Proxy Statement.

This Proxy Supplement is dated July 27, 2026, and is first being furnished to stockholders of the Company on or about July 27, 2026.

As described in more detail below and in our Definitive Proxy Statement, we are soliciting proxies to approve the Share Repurchase Proposal on the enclosed GREEN proxy card. The proposals on the agenda to be voted on by stockholders at the Annual Meeting are: (a) the election of directors (“Proposal 1”), (b) the ratification of the appointment of Plante & Moran, PLLC (“Plante & Moran”) as the Company’s independent registered public accounting firm for the year ending March 31, 2027 (“Proposal 2”) and (c) the approval of the Share Repurchase Proposal (“Proposal 3”).

1 Based on 4,178,646 shares of Common Stock outstanding as of July 10, 2026, as reported in the Company’s Definitive Proxy Statement filed with the Securities and Exchange Commission on July 24, 2026.

Stilwell and CPBI will each be using a proxy card for voting on the proposals at the Annual Meeting, including the Share Repurchase Proposal. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote. Unless specified otherwise, proxies will be voted “FOR” the election of the Company’s nominees to the Board, “FOR” the ratification of the appointment of Plante & Moran as the Company’s independent registered public accounting firm for the year ending March 31, 2027 and “FOR” the approval of the Share Repurchase Proposal.

As set forth in the Company’s Definitive Proxy Statement, the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting is July 10, 2026 (the “Record Date”). Stockholders who own shares as of the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company’s Definitive Proxy Statement, as of the Record Date, there were 4,178,646 shares of Common Stock issued and outstanding.

IF YOU HAVE SUBMITTED A GREEN PROXY CARD AND ARE A STOCKHOLDER AS OF THE RECORD DATE AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN PROXY CARD. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE PROXY CARD YOU RECEIVE FROM THE COMPANY. ONLY YOUR LAST DATED PROXY CARD WILL COUNT.

As noted above, we are soliciting proxies to approve the Share Repurchase Proposal. Accordingly, we are delivering our Definitive Proxy Statement and GREEN proxy card, as supplemented by this Proxy Supplement, to holders of at least the percentage of the Company’s voting shares required under applicable law to carry the Share Repurchase Proposal. Stilwell therefore urges stockholders using our GREEN proxy card to vote “FOR” the Share Repurchase Proposal.

For additional details regarding the Share Repurchase Proposal or the other items on the agenda for the Annual Meeting, please see our Definitive Proxy Statement filed with the SEC on July 21, 2026. If you need another copy of our Definitive Proxy Statement or this Proxy Supplement, please contact Okapi Partners LLC, which is assisting Stilwell with its effort to solicit proxies, at the address and toll-free number set forth on the back cover of this Proxy Supplement.

If you are a stockholder as of the Record Date, all GREEN proxy cards that have been submitted since the furnishing of our Definitive Proxy Statement and GREEN proxy card remain valid and will be voted at the Annual Meeting as marked. THEREFORE, IF YOU HAVE SUBMITTED A GREEN PROXY CARD, AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION, AND YOU DO NOT NEED TO SUBMIT THE ENCLOSED GREEN PROXY CARD, AND YOU SHOULD DISCARD AND NOT VOTE ANY WHITE PROXY CARDS.

THIS SOLICITATION IS BEING MADE BY STILWELL AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY.

STILWELL URGES YOU TO SIGN, DATE AND RETURN THE GREEN PROXY CARD IN SUPPORT OF THE SHARE REPURCHASE PROPOSAL. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE PROXY CARD YOU RECEIVE FROM THE COMPANY.

2

THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY THE COMPANY’S MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED HEREIN AND IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The proxy materials are available at

www.okapivote.com/CPBI

3

SCHEDULE II

The following table is reprinted from the Company’s Definitive Proxy Statement filed with the SEC on July 24, 2026.

VOTING SECURITIES AND PRINCIPAL HOLDERS

Except as otherwise noted below, holders of record of shares of Central Plains Bancshares, Inc.’s common stock, par value $0.01 per share, as of the close of business on July 10, 2026 are entitled to one vote for each share then held. As of July 10, 2026, there were 4,178,646 shares of common stock issued and outstanding.

Central Plains Bancshares, Inc.’s Articles of Incorporation provide that, subject to certain exceptions, record owners of the Company’s common stock that is beneficially owned by a person who beneficially owns in excess of 10% of the then outstanding shares of the Company’s common stock are not entitled to any vote in respect of the shares held in excess of the 10% limit.

Principal Holders

Persons and groups who beneficially own in excess of 5% of the shares of common stock are required to file certain reports with the Securities and Exchange Commission regarding such ownership. The following table sets forth, as of July 10, 2026, the shares of common stock beneficially owned by our directors and executive officers, individually and as a group, and by each person who was known to us as the beneficial owner of more than 5% of the outstanding shares of common stock. The mailing address for each of our directors and executive officers is 221 South Locust Street, Grand Island, Nebraska 68801.

II-1

	Shares of Common Stock Beneficially Owned as of the Record Date (1)	Percent of Shares of Common Stock Outstanding (2)
Persons Owning Greater than 5%
Delaware Charter Guarantee & Trust Company dba Principal Trust Company as Directed Trustee for the Home Federal Savings and Loan Association of Grand Island Employee Stock Ownership Plan and the Home Federal-Grand Island 401(k) Retirement Plan 1013 Centre Road, Suite 300 Wilmington Delaware 19805-1265	391,459	9.37%
Stilwell Activist Fund, L.P. Stilwell Activist Investments, L.P. Stilwell Partners, L.P. Stilwell Value LLC Joseph Stilwell 111 Broadway, 12th Floor New York, New York 10006	406,874	9.74%

Directors
Dannel R. Garness	12,000(3)	*
Steven D. Kunzman	67,972(4)	1.62%
Daniel D. Naranjo	27,892(5)	*
William D. Oltean	47,392(6)	1.13%
Russell R. Rerucha	42,392(7)	1.01%
Tamara L. Slater	14,392(6)	*
Steven G. Schneider	37,392(6)	*
Joseph P. Stump	62,392(8)	1.49%
Francis E. Younes	—	—

Executive Officers who are not Directors
Kurt A. Haecker	48,423(9)	1.16%
Lisa A. Harris	35,970(10)	*
Kenneth Wiemers	14,752(11)	*
Bradley M. Kool	15,134(12)	*
All directors and executive officers as a group (13 persons)	426,102	10.06%

II-2

_____________

*	Less than 1%
(1)	In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Central Plains Bancshares, Inc. common stock if he has or shares voting or investment power with respect to such common stock or has a right to acquire beneficial ownership at any time within 60 days from July 10, 2026. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares. Except as otherwise noted, ownership is direct and the named individuals and group exercise sole voting and investment power over the shares of Central Plains Bancshares, Inc. common stock.
(2)	Based on a total of 4,178,646 shares of common stock outstanding as of July 10, 2026.
(3)	Includes 7,200 shares of unvested restricted stock and 3,000 stock options that are exercisable within 60 days of July 10, 2026.
(4)	Includes 7,500 shares held in an individual retirement account, 7,500 shares of common stock held by Mr. Kunzman’s spouse, 2,973 shares held by the employee stock ownership plan, 20,000 shares of unvested restricted stock and 10,000 stock options that are exercisable within 60 days of July 10, 2026.
(5)	Includes 500 shares held by Mr. Naranjo’s child, 6,609 shares of unvested restricted stock and 4,131 stock options that are exercisable within 60 days of July 10, 2026.
(6)	Includes 6,609 shares of unvested restricted stock and 4,131 stock options that are exercisable within 60 days of July 10, 2026.
(7)	Includes 30,000 shares held in a trust, 6,609 shares of unvested restricted stock and 4,131 stock options that are exercisable within 60 days of July 10, 2026.
(8)	Includes 2,500 shares held in an individual retirement account, 20,000 shares of common stock held by Mr. Stump’s spouse, 6,609 shares of unvested restricted stock and 4,131 stock options that are exercisable within 60 days of July 10, 2026.
(9)	Includes 9,500 shares held in an individual retirement account, 2,500 shares held in the Home Federal-Grand Island 401(k) Retirement Plan (the “401(k) Plan), 2,423 shares held by the employee stock ownership plan, 14,000 shares of unvested restricted stock and 6,000 stock options that are exercisable within 60 days of July 10, 2026.
(10)	Includes 8,000 shares held in the 401(k) Plan, 250 shares held as custodian, 1,970 shares held by the employee stock ownership plan, 14,000 shares of unvested restricted stock, and 6,000 stock options that are exercisable within 60 days of July 10, 2026.
(11)	Includes 7,200 shares of unvested restricted stock, 752 shares held by the employee stock ownership plan and 4,000 stock options that are exercisable within 60 days of July 10, 2026.
(12)	Includes 7,200 shares of unvested restricted stock, 934 shares held by the employee stock ownership plan and 4,000 stock options that are exercisable within 60 days of July 10, 2026.

II-3

IMPORTANT

Your vote is important, no matter how many or how few shares of Common Stock you own. Stilwell urges you to sign, date, and return the enclosed GREEN proxy card today to vote FOR the Share Repurchase Proposal.

•	If your shares of Common Stock are registered in your own name, please sign and date the GREEN proxy card and return it to Stilwell, c/o Okapi Partners LLC today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of such shares of Common Stock, and these proxy materials, together with a GREEN voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the voting form for instructions about how to vote electronically. You may also vote by signing, dating and returning the voting form.

As Stilwell is using a proxy card containing all of the proposals to be presented at the Annual Meeting, there is no need to use any other proxy card regardless of how you intend to vote. Stilwell strongly urges you NOT to sign or return any white proxy cards or voting instruction forms that you may receive from the Company. Even if you return the Company’s white proxy card to the Board, it will revoke any proxy card you may have previously sent to us.

If you have any questions or need assistance in voting your shares, please call Stilwell:

Stilwell Activist Investments, L.P.

Attn: Ms. Megan Parisi

111 Broadway, 12th Floor

New York, NY 10006

Direct: 787-985-2194

info@stilwellgroup.com

Also, please feel free to call our proxy solicitor:

Okapi Partners LLC

Attn: Mr. Jeremy Provost

1212 Avenue of the Americas, 17th Floor

New York, NY 10036

Main: 212-297-0720

Stockholders Call Toll-Free: 844-343-2621

info@okapipartners.com

www.okapivote.com/CPBI

▼ DETACH PROXY CARD HERE ▼

PROXY

CENTRAL PLAINS BANCSHARES, INC. 2026 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED BY STILWELL ACTIVIST INVESTMENTS, L.P. AND THE OTHER PARTICIPANTS IN ITS PROXY SOLICITATION (COLLECTIVELY, “STILWELL”)

THE BOARD OF DIRECTORS OF CENTRAL PLAINS BANCSHARES, INC. IS NOT SOLICITING THIS PROXY

The undersigned hereby appoints Mr. Charles Garske, Ms. Megan Parisi, Ms. Andreanna Buccheri and Ms. Fabiola Jessurun, and each of them, attorneys and agents with full power of substitution, as Proxy for the undersigned, to vote all shares of common stock, par value $0.01 per share, of Central Plains Bancshares, Inc. (“CPBI” or the “Company”), which the undersigned is entitled to vote at the Company’s 2026 Annual Meeting of Stockholders scheduled to be held at the branch office of Home Federal Savings and Loan Association of Grand Island located at 3311 W Stolley Park Road, Grand Island, Nebraska on August 25, 2026, at 3:00 p.m., local time (including any adjournments, postponements, continuations and reschedulings thereof and at any meeting called in lieu thereof, the “Annual Meeting”).

This proxy, when properly executed will be voted in the manner directed herein by the undersigned stockholder. Unless otherwise specified, this proxy will be voted “FOR” the Company’s nominees, “FOR” the ratification of the appointment of Plante & Moran, PLLC as the Company’s independent registered public accounting firm and “FOR” the approval of Stilwell’s non-binding Share Repurchase Proposal (as defined and further described in Stilwell’s Proxy Statement). This proxy revokes all prior proxies given by the undersigned.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting. Stilwell’s Proxy Statement and form of GREEN proxy card are available at www.okapivote.com/CPBI.

For registered shares, your proxy must be received by 11:59 p.m. Eastern Time the day before the Annual Meeting date.

IMPORTANT: PLEASE SIGN AND DATE ON THE REVERSE SIDE.

▼ DETACH PROXY CARD HERE ▼

[X] Please mark vote as in this example

Stilwell recommends you vote “FOR” Proposal 1.

1.	ELECTION OF DIRECTORS

COMPANY NOMINEES	FOR	WITHHOLD	FOR ALL EXCEPT
	☐	☐	☐
a) Steven D. Kunzman
b) Daniel D. Naranjo
c) Francis E. Younes

INSTRUCTION: To withhold your vote for one or more Company nominees, mark “For All Except” and write the name(s) of the nominee(s) on the line(s) below:

______________________________________

______________________________________

Stilwell recommends you vote “FOR” Proposal 2.

2.	THE RATIFICATION OF THE APPOINTMENT OF PLANTE & MORAN, PLLC AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING MARCH 31, 2027
☐ FOR	☐ AGAINST	☐ ABSTAIN

Stilwell recommends you vote “FOR” Proposal 3.

3.	THE APPROVAL OF STILWELL’S NON-BINDING SHARE REPURCHASE PROPOSAL
☐ FOR	☐ AGAINST	☐ ABSTAIN

Dated: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.